December 31, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Form 1-A, Amendment 1, filed December 22, 2008
File No.: 24-10220

Dear Mr. Buckels:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. We note your response to prior comment one. Please revise risk factors to disclose your supplemental response regarding suitability standards. In addition, with respect to prior performance, please revise to provide a narrative summary of the members' prior experience. We note the statement on page eight that "the members may have prior experience." We also note the statement on page 11 that Messrs. Buckels and Troyer "have extensive experience in property management and rehabilitation and have owned investment property since 1996." Please revise accordingly.

2. Also with respect to prior comment two, please revise "Management Organization and Ownership" on page 16 to clarify the nature of the members' responsibilities in prior business experiences. Please disclose the name and principle business of any corporation or other organization in which Messrs. Buckels and Troyer were employed. See Form 1-A, Model B, Item 8, Instruction 3(c).

3. We note your response to prior comment three. We still believe that references to specific revenues, cash flows, and other estimated performance measures through 2013 in tables identified as "Profit and Loss Statement" and "Projected Cash Flow" are inappropriate. Please revise to remove detailed, quantified projections. Also the bases for some of your projections are unclear, for example the average cost per unit, the interest rate, and the average rent per unit. Please revise any projections you retain to appear after a clear description of the bases and more detailed discussion of limitations and significant underlying assumptions.

Description of Securities, page 23

4. We reissue comment number nine of our letter dated September 10, 2008. Please ensure that you clarify what assumptions you have made with respect to real estate investments, rental rates for those investments, and other factors, such as loans to help fund acquisitions, rates on any such loans, and timing of acquisitions and rent payments.

Signatures, page 108

5. With your next amendment, please include a properly dated signature page and the signature of your chief financial officer as required by Form 1-A. See Instruction 1 under "Signatures" on Form 1-A. Please indicate the capacity in which the person is signing.

6. Please relocate the signature page so that it precedes the exhibits.

Closing Comments

As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. Please withdraw the offering statement or amend the offering statement to correct the material deficiencies. Upon receiving an amendment that is both responsive to the accounting comments and has corrected the other material deficiencies that we refer to above, we will continue our review of your filing.

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
    Fax to 951-602-6049